                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                           QUORUM HEALTH GROUP, INC.
________________________________________________________________________________
                               (Name of Issuer)


                        COMMON STOCK, PAR VALUE $ 0.01
________________________________________________________________________________
                         (Title of Class of Securities)


                                   749084109
________________________________________________________________________________
                                (CUSIP Number)

                                 Donald P. Fay
                             Triad Hospitals, Inc.
                                13455 Noel Road
                                  Suite 2000
                               Dallas, TX 75240

                                with copies to:

                             Morton A. Piere, Esq.
                             Dewey Ballantine LLP
                          1301 Avenue of the Americas
                           New York, New York 10019

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               October 18, 2000
________________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP NO. 89579K109                                     PAGE 2 OF 8 PAGES
         -----------------                              -----------------

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      TRIAD HOSPITALS, INC.
      752816101
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (See Instructions)

      OO
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                             0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                          19,538,413 (including 12,698,413 shares of Quorum
                          Common Stock issuable upon conversion of Quorum's 6%
     OWNED BY             Convertible Subordinated Debentures) (1)
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING                0

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                             0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      19,538,413 (including 12,698,413 shares of Quorum Common Stock issuable upon conversion of Quorum's 6% Convertible Subordinated Debentures) (1)
------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      (See Instructions)
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      23.2% (including 15.1% upon conversion of Quorum's 6% Convertible Subordinated Debentures) (1).
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      CO
------------------------------------------------------------------------------

--------------------------
(1) See Items 4 and 5.

                               Page 2 of 8 Pages

     Item 1.   Security And Issuer.
               -------------------

                    This Statement relates to shares of common stock, par value
               $0.01 per share (the "Shares"), of Quorum Health Group, Inc., a Delaware corporation ("Quorum"). The address of the principal executive office of Quorum is 103 Continental Place, Brentwood, TN 37027.

     Item 2.   Identity and Background.
               -----------------------

                    (a) - (c) and (f). This Schedule 13D is filed by Triad
               Hospitals, Inc., a Delaware corporation ("Triad"). Triad provides healthcare services through hospitals and ambulatory centers located in small cities and selected high growth urban markets in the southwestern, western and southcentral United States, including 30 general, acute care hospitals and 15 ambulatory surgery centers. Triad's principal executive offices are located at 13455 Noel Road, Suite 2000, Dallas, TX 75240.

                    Each executive officer and each director of Triad listed on
               Annex I is a citizen of the United States. The name, business address, present principal occupation or employment, and name and principal business of any corporation or other organization in which such employment is conducted of each of the directors and executive officers of Triad is set forth in Annex I to this
               Schedule 13D, which is incorporated herein by reference.

                    (d) and (e). During the last five years neither Triad nor, to the best of Triad's knowledge, any of the persons listed on Annex I hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Triad or such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     Item 3.   Source And Amount Of Funds Or Other Consideration.
               --------------------------------------------------

                    As more fully described in Item 4, Triad and Welsh, Carson,
               Anderson & Stowe VIII, L.P. ("WCAS") entered into a Voting Agreement, dated as of October 18, 2000 (the "Voting Agreement"), pursuant to which WCAS, beneficial owner of approximately 23.2% of the outstanding Shares (assuming conversion of the 6% Convertible Subordinated Debentures held by it), has agreed to, among other things, vote its Shares in favor of the Merger Agreement (as defined below) and the transactions contemplated thereby. In addition, pursuant to the Voting Agreement, WCAS has granted to Triad an irrevocable proxy to vote its Shares as and to the extent provided above.


     Item 4.   Purpose Of Transaction.
               -----------------------

                    On October 18, 2000, Triad and Quorum entered into an
               Agreement and Plan of Merger (the "Merger Agreement") providing for, among other things, upon the terms and subject to conditions thereof, the merger of Quorum with and into Triad (the "Merger"), Triad will be the surviving corporation in the Merger.

                    In the Merger and subject to the terms of the Merger
               Agreement, each outstanding Share will be converted into the right to receive .4107 of a share of


                                Page 3 of 8 Pages
               common stock, par value $0.01 per share, of Triad and S3.50 in cash. The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference.

                    In connection with the Merger Agreement, WCAS entered into the Voting Agreement pursuant to which WCAS has agreed to, among other things. (A) vote its Shares (i) in favor of the Merger Agreement, the approval and adoption by Quorum of the Merger Agreement and approval of the other transactions contemplated by the Merger Agreement and (ii) against any contrary transaction or proposal and (B) grant to Triad an irrevocable proxy to vote such Shares for such purposes.

                    The Voting Agreement will terminate on the earlier of the
               effectiveness of the Merger or the termination of the Merger Agreement in accordance with its terms. The foregoing description of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, which is incorporated herein by reference.

     Item 5.   Interest In Securities Of The Issuer.
               -------------------------------------

                    (a) and (b). 19,538,413 Shares, representing approximately
               23.2% of the outstanding Shares (assuming conversion of the 6% Convertible Subordinated Debentures held by WCAS), are subject to the Voting Agreement. As a result of the provisions of the Voting Agreement, WCAS and Triad may be deemed to share voting power with respect to the Shares subject to the Voting Agreement. Calculations in this paragraph are based on 71,506,544 Shares outstanding as of October 18, 2000 and 12,698,413 Shares issuable upon conversion of the 6% Convertible Subordinated Debentures held by WCAS, for a total of 84,204,957 as represented by Quorum in the Merger Agreement. Triad has the power to vote all such Shares for the limited purposes described above in connection with the Voting Agreement. Triad does not have the power to dispose of or to direct the disposition of any Shares pursuant to the Voting Agreement, and nothing herein shall be deemed an admission by Triad as to the beneficial ownership of such Shares.

                    (c) Other than the Merger Agreement and the Voting Agreement and the transactions contemplated thereby, there have been no transactions in the Shares by Triad, or, to the best knowledge of Triad, by any of the persons listed on Annex I hereto, during the past 60 days.

                    (d) To the best knowledge of Triad, the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares subject to the Voting Agreement are held by WCAS.

                    (e) Not applicable.

     Item 6.   Contracts, Arrangements, Understandings Or Relationships With
               -------------------------------------------------------------
               Respect To Securities Of The Issuer.
               ------------------------------------

                    Other than the Merger Agreement and Voting Agreement and the transactions contemplated thereby, there are no contracts, arrangements, understandings or relationships between Triad and any other person, or, to the



                                Page 4 of 8 Pages
               best knowledge of Triad, among any of the persons listed on Annex I hereto and any other person, with respect to any Quorum securities.

     Item 7.   Material To Be Filed As Exhibits.
               ---------------------------------

               Exhibit 1 --   Agreement and Plan of Merger, dated as of
                              October 18, 2000, by and between Quorum Health
                              Group, Inc. and Triad Hospitals, Inc.
                              (Incorporated by reference to Exhibit 2.1 of the Triad Hospitals, Inc. current report on Form 8-K, dated October 20, 2000).

               Exhibit 2 --   Voting Agreement, dated as of October 18,
                              2000, by and between Triad Hospitals, Inc. and Welsh, Carson, Anderson & Stowe VIII, L.P.
                              (Incorporated by reference to Exhibit 10.1 of the Triad Hospitals, Inc. current report on Form 8-K.
                              dated October 20. 2000).



                                Page 5 of 8 Pages

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2000,

                                          TRIAD HOSPITALS, INC.

                                          By: /s/ Donald P. Fay
                                            -------------------
                                              Donald P. Fay
                                              Executive Vice President,
                                              Secretary and
                                              General Counsel



                                Page 6 of 8 Pages

                                                                         ANNEX I

                        DIRECTORS AND EXECUTIVE OFFICERS

     Set forth below are the name, present principal occupation and principal business address of each director and executive officer of Triad. Unless indicated otherwise, the present principal occupation of each director and executive officer of Triad is a position with Triad. Directors are indicated by an asterisk (*).


--------------------------------------------------------------------------------------------------------
 NAME                         PRESENT PRINCIPAL OCCUPATION                      PRINCIPAL BUSINESS
                                                                                ADDRESS
--------------------------------------------------------------------------------------------------------
 James D. Shelton*            Chairman of the Board, President and              Triad Hospitals, Inc.
                              Chief Executive Officer.                          Suite 2000
                                                                                13455 Noel Road
                                                                                Dallas, TX 75240
--------------------------------------------------------------------------------------------------------
 Michael J. Parsons"          Executive Vice President and Chief                Triad Hospitals, Inc.
                              Operating Officer.                                Suite 2000
                                                                                13455 Noel Road
                                                                                Dallas, TX 75240
--------------------------------------------------------------------------------------------------------
 Burke W. Whitman             Executive Vice President, Chief                   Triad Hospitals, Inc.
                              Financial Officer.                                Suite 2000
                                                                                13455 Noel Road
                                                                                Dallas, TX 75240
--------------------------------------------------------------------------------------------------------
 Donald P. Fay                Executive Vice President, Secretary and General   Triad Hospitals, Inc.
                              Counsel.                                          Suite 2000
                                                                                13455 Noel Road
                                                                                Dallas, TX 75240
--------------------------------------------------------------------------------------------------------
 Christopher A. Holden        Senior Vice President.                            Triad Hospitals, Inc.
                                                                                Suite 2000
                                                                                13455 Noel Road
                                                                                Dallas, TX 75240
--------------------------------------------------------------------------------------------------------
 Nicholas J. Marzocco         Senior Vice President.                            Triad Hospitals, Inc.
                                                                                Suite 2000
                                                                                13455 Noel Road
                                                                                Dallas, TX 75240
--------------------------------------------------------------------------------------------------------
 G. Wayne McAlister           Senior Vice President.                            Triad Hospitals, Inc.
                                                                                Suite 2000
                                                                                13455 Noel Road
                                                                                Dallas, TX 75240
--------------------------------------------------------------------------------------------------------
 W. Stephen Love              Senior Vice President - Finance and               Triad Hospitals, Inc.
                              Controller.                                       Suite 2000
                                                                                13455 Noel Road
                                                                                Dallas, TX 75240
--------------------------------------------------------------------------------------------------------


                                Page 7 of 8 Pages

--------------------------------------------------------------------------------------------------------

   William R. Huston               Senior Vice President - Finance.             Triad Hospitals, Inc.
                                                                                Suite 2000
                                                                                13455 Noel Road
                                                                                Dallas, TX 75240
--------------------------------------------------------------------------------------------------------
   Uwe E. Reinhardt,               James Madison Professor of Political         Princeton University
   Ph.D.*                          Economy and Professor of Economics and       Robertson Hall
                                   Public Affairs at Princeton University.      Princeton, NJ 08544
--------------------------------------------------------------------------------------------------------
   Marvin Runyon*                  Chairman of Runyon Group.                    Runyon Group
                                                                                2100 West End Avenue
                                                                                Suite 700
                                                                                Nashville, TN 37203
--------------------------------------------------------------------------------------------------------
   Gale Sayers*                    President and CEO of Sayers Group.           Sayers Group
                                                                                1150 Freehanville Drive
                                                                                Mt. Prospect, IL 60056
--------------------------------------------------------------------------------------------------------
   Thomas F. Frist, III*           Partner at FS Partner.                       FS Partners
                                                                                767 Fifth Avenue
                                                                                50th Floor
                                                                                New York, NY 10153
--------------------------------------------------------------------------------------------------------
   Dale V. Kessler*                Director of CellStar Corporation, Elcor      Home address
                                   Corporation, American Homestar               6708 Dart Brook
                                   Corporation, New Milenium Homes,             Dallas, TX 75240
                                   Resource Services, Inc.
--------------------------------------------------------------------------------------------------------
   Tom G. Loeffler*                Senior partner and Chairman,                 Arter & Hadden, LLP
                                   Governmental Affairs, at Arter & Hadden,     One River Walk
                                   LLP.                                         Suite 800
                                                                                San Antonio, TX 78205
--------------------------------------------------------------------------------------------------------
   Barbara A. Durand,              Dean and Professor of the Arizona State      Arizona State University
   R.N., Ed.D, FAAN*               University College of Nursing.               College of Nursing
                                                                                Tempe, AZ 85297
--------------------------------------------------------------------------------------------------------
   Donald B. Halverstadt,          Chief of Pediatric Urology Service,          711 Stanton L. Young Blvd.
   M.D.*                           Children's Hospital of Oklahoma,             Oklahoma City, OK 73104
                                   University of Oklahoma Health Science
                                   Center.
--------------------------------------------------------------------------------------------------------

                                Page 8 of 8 Pages